Stream Communications Network, Inc.

**Amended
Consolidated Financial Statements**

For the nine months ended September 30, 2003

Stream Communications Network, Inc.
Consolidated Balance Sheets
September 30, 2003 and December 31, 2002
(in Canadian dollars)

	September 30, 2003	December 31, 2002
ASSETS		
Current Assets		
Cash and cash equivalents	$ 288,938	$ 394,234
Accounts receivable	295,885	221,346
Inventory	10,842	14,373
Prepaid expenses and advances	71,885	74,330
	667,550	704,283
Deposits	153,160	188,493
Property, plant and equipment (note 3)	7,213,517	9,201,575
Intangibles - (note 4)	4,407,243	5,469,354
Deferred charges - (note 5)	2,430,293	2,019,261
	$ 14,871,763	$ 17,582,966
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities (note 7)	$ 4,128,000	$ 4,611,418
Deferred revenue	147,186	187,672
Current portion of long-term debt (note 6)	28,531	108,825
	4,303,717	4,907,915
Long-term debt (note 6)	20,305	52,975
Non-controlling interest	693,799	888,259
	5,017,821	5,849,149
SHAREHOLDERS' EQUITY		
Capital stock		
Authorized		
150,000,000 common shares of no par value		
Issued and fully paid (note 8)	32,981,135	31,229,685
Contributed surplus	96,041	96,041
Warrants	2,253,764	2,740,669
Cumulative translation account	(181,407)	1,437,814
Deficit	(25,295,591)	(23,770,392)
	9,853,942	11,733,817
	$ 14,871,763	$ 17,582,966

(see note 10 for prior period adjustment)

signed by "Stan Lis"
President

signed by "Casey Forward"
Chief Financial Officer

Stream Communications Network, Inc.
Consolidated Statements of Operations and Deficit
For the nine months ended September 30
(in Canadian dollars)

	For the three months ended September 30, 2003	For the three months ended September 30, 2002	For the nine months ended September 30, 2003	RESTATED - For the nine months ended September 30, 2002 (note 10)
Revenues	$ 879,324	$ 910,091	$ 2,845,459	$ 2,766,249
Administration and services	240,302	260,111	668,361	800,525
Cost of sales	269,766	367,444	790,058	1,106,157
Legal and accounting	129,805	115,656	368,502	350,162
Management costs	160,362	92,556	608,124	461,196
Programming	206,582	174,145	620,223	547,905
Sales and marketing	63,751	62,956	343,754	173,335
	1,070,568	1,072,868	3,399,022	3,439,280
Loss before undernoted items	(191,244)	(162,777)	(553,563)	(673,031)
Amortization of property, plant and equipment	166,327	279,232	554,543	668,519
Amortization of intangibles and goodwill	84,849	-	269,186	-
	251,176	279,232	823,729	668,519
Loss before other items	(442,420)	(442,009)	(1,377,292)	(1,341,550)
Other items				
Interest income	(3,365)	(4,855)	(6,180)	(11,316)
Financial expenses	95,624	222,613	252,741	442,034
	92,259	217,758	246,561	430,718
Loss from continuing operations before non-controlling interest	(534,679)	(659,767)	(1,623,853)	(1,772,268)
Non-controlling interest	(71,876)	(5,200)	(98,654)	(34,463)
Loss from continuing operations for the period	(462,803)	(654,567)	(1,525,199)	(1,737,805)
Loss from discontinued operations (note 2)	-	35,336	-	(2,362,649)
Net loss for the period	(462,803)	(619,231)	(1,525,199)	(4,100,454)
Deficit, beginning of period	(24,832,788)	(21,262,413)	(23,770,392)	(17,781,190)
Deficit, end of period	$ (25,295,591)	$ (21,881,644)	$ (25,295,591)	$ (21,881,644)
Loss per share, basic and diluted				
Continuing operations	$ (0.02)	$ (0.02)	$ (0.05)	$ (0.06)
Discontinued operations	-	-	-	(0.08)
Loss per share	$ (0.02)	$ (0.02)	$ (0.05)	$ (0.14)
Weighted average number of shares				
Basic and diluted	29,207,980	28,023,911	29,207,980	28,023,911

(see note 10 for prior period adjustment)

Stream Communications Network, Inc.
Consolidated Statements of Cash Flows
For the nine months ended September 30
(in Canadian dollars)

	For the three months ended September 30, 2003	For the three months ended September 30, 2002	For the nine months ended September 30, 2003	RESTATED - For the nine months ended September 30, 2002 (note 10)
Operating Activities				
Net loss from continuing operations	$ (462,803)	$ (654,567)	$ (1,525,199)	$ (1,737,805)
Items not involving cash				
Amortization	251,176	279,232	823,729	668,519
Non-controlling interest	(71,876)	(5,200)	(98,654)	(34,463)
Change in non-cash working capital	(283,503)	(380,535)	(800,124)	(1,103,749)
Accounts receivable	308	215,759	(116,516)	255,941
Inventory	(1,091)	2,422	1,153	8,650
Prepaid expenses and advances	(9,146)	(84,461)	(8,283)	(89,850)
Accounts payable and accrued liabilities	13,976	357,190	47,780	(7,911)
Deferred revenue	9,314	(7,485)	(9,000)	83,531
Net cash used in operating activities	(270,142)	102,890	(884,990)	(853,388)
Net cash provided (used) by discontinued operating activities	-	84,404	-	(180,791)
Net cash provided (used) by operating activities	(270,142)	187,294	(884,990)	(1,034,179)
Financing Activities				
Issuance of shares for cash	373,100	393,700	1,264,545	3,142,374
Share subscription	-	-	-	-
Long-term debt	(25,817)	-	(91,823)	-
Net cash provided from continuing financing activities	347,283	393,700	1,172,722	3,142,374
Net cash provided from discontinued financing activities	-	-	-	-
Net cash provided from financing activities	347,283	393,700	1,172,722	3,142,374
Investing Activities				
Purchase of property, plant and equipment	(11,007)	(261,838)	(107,046)	(337,666)
Acquisition of subsidiary	-	-	-	(945,168)
Deferred charges	(58,787)	(201,731)	(420,443)	(243)
Net cash used in continuing investing activities	(69,794)	(463,569)	(527,489)	(1,283,077)
Net cash used in discontinued investing activities	-	-	-	-
Net cash used in investing activities	(69,794)	(463,569)	(527,489)	(1,283,077)
Foreign exchange effect on cash	40,184	(379,022)	134,461	(887,132)
Change in cash and cash equivalents	47,531	(261,597)	(105,296)	(62,014)
Cash and cash equivalents at beginning of period	241,407	414,856	394,234	215,273
Cash and cash equivalents at end of period	$ 288,938	$ 153,259	$ 288,938	$ 153,259

(see note 10 for prior period adjustment)

Stream Communications Network, Inc.
Notes to Consolidated Financial statements
September 30, 2003
(in Canadian dollars)

1. **NATURE OF OPERATIONS & SIGNIFICANT ACCOUNTING POLICIES**

Stream Communications Network, Inc. ("Stream" or the "Company") mainly provides cable television services. Its business lines also include high-speed internet access. Previous business plans of the implementation and commercialization of animal-waste rendering technologies changed to incineration of animal waste and is available for sale, see note 2 - Discontinued operations. All of its operations are located in Poland.

The company was incorporated on March 28, 1979 by registration of its Memorandum and Articles under the *Company Act* of British Columbia, Canada. The company's stock was consolidated on a one new for 3.9 old shares basis on August 16, 1985 and again consolidated on a one new for three old shares basis on May 29, 1992. On October 19, 2001 the Company changed its name from Trooper Technologies Inc. to Stream Communications Network, Inc.

These interim consolidated financial statements should be read in conjunction with the audited December 31, 2002 annual financial statements.

These interim financial statements follow the same accounting policies and methods of their application as in the December 31, 2002 annual financial statements. These interim consolidated financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements in that they do not include all note disclosures.

These consolidated financial statements include the accounts of the Company and the following subsidiaries. All intercompany transactions and balances have been eliminated.

	Country of Incorporation	Percentage ownership September 30, 2003	Percentage ownership December 31, 2002
EES Waste solutions Limited	Cyprus	100.0%	100.0%
International Eco-Waste Systems S.A. ("Eco-Waste")	Poland	0.0%	0.0%
Stream Communications Sp. z o.o. ("Stream")	Poland	100.0%	100.0%
Gimsat Sp. z o.o. ("Gimsat") - (note 3)	Poland	100.0%	100.0%
Polvoice.com Sp. z o.o. ("PolVoice")	Poland	0.0%	0.0%
Bielsat.com Sp. z o.o. ("Bielsat")	Poland	51.0%	51.0%

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and expenses for the periods reported. Actual results could differ from those estimates.

2. **DISCONTINUED OPERATIONS**

During 2001, the company commenced planned operations in providing cable TV and related cable services. The previous business of meat waste rendering was interrupted when the European Commission imposed a ban on meat and bone meal products due to the risk of Bovine Spongiform Encephalopathy ("BSE") spread by these products. The Company changed direction in regards to the meat rendering business to avoid liability and uncertainty from the fallout from BSE and applied to change its hazardous waste licence to an incinerator licence. The Company was intending to utilize this licence to start operations in the hazardous waste business, but the company decided to sell this business, as it did not fit with its cable service business.

On September 30, 2002 Eco-Waste was sold to a arm's length buyer. The terms of the agreement included a nominal down payment and payments due of $500,000 USD of which $250,000 is due on each of December 31, 2003 and December 31, 2004. Because of uncertainty in this sector of the market, these payments due in 2003 and 2004 are valued at nil.

In view of the Company's main business and objectives directed towards cable TV, it was decided to discontinue the operations of PolVoice. In this manner, the Company is focused on one business objective. The operations of PolVoice were discontinued and the company is being liquidated.

Stream Communications Network, Inc.
Notes to Consolidated Financial statements
September 30, 2003
(in Canadian dollars)

The statements of operations for the discontinued business operations are:

For the nine months ended September 30, 2003	PolVoice	Eco-Waste	Total
Sales	$ -	$ -	$ -
Expenses	-	-	-
Amortization	-	-	-
Write-down of net assets to net realizable value	-	-	-
Foreign exchange loss	-	-	-
Loss from discontinued operations	$ -	$ -	$ -

For the nine months ended September 30, 2002	PolVoice	Eco-Waste	Total
Sales	$ (51,600)	$ -	$ (51,600)
Expenses	$ 126,171	$ 183,920	310,091
Amortization	41,088	41,733	82,821
Write-down of net assets to net realizable value	-	1,982,139	1,982,139
Foreign exchange gain	(32,572)	71,770	39,198
Loss from discontinued operations	$ 83,087	$ 2,279,562	$ 2,362,649

The balance sheets for the discontinued business operations are:

September 30, 2003	PolVoice	Eco-Waste	Total
Total assets	$ -	$ -	$ -
Total liabilities			
Net assets of discontinued operations before net realizable value provision	-	-	-
Net realizable value provision	-	-	-
Net assets of discontinued operations	$ -	$ -	$ -

December 31, 2002	PolVoice	Eco-Waste	Total
Total assets	$ -	$ -	$ -
Total liabilities			
Net assets of discontinued operations before net realizable value provision	-	-	-
Net realizable value provision	-	-	-
Net assets of discontinued operations	$ -	$ -	$ -

3. **PROPERTY, PLANT AND EQUIPMENT**

September 30, 2003	Cost	Accumulated amortization	Net book value
Automobiles	$ 270,921	$ 101,050	$ 169,871
Buildings, offices	2,088,989	638,610	1,450,379
Cable television network equipment	7,341,882	2,048,867	5,293,015
Furniture and fixtures	359,923	292,772	67,151
Computer software	71,494	54,663	16,831
Plant construction-in-progress	216,270	-	216,270
	$ 10,349,479	$ 3,135,962	$ 7,213,517

December 31, 2002	Cost	Accumulated amortization	Net book value
Automobiles	$ 331,814	$ 110,468	$ 221,346
Buildings, offices	2,523,921	517,429	2,006,492
Cable television network equipment	8,770,650	2,056,039	6,714,611
Furniture and fixtures	375,344	265,698	109,646
Computer software	85,828	60,778	25,050
Plant construction-in-progress	124,430	-	124,430
	$ 12,211,987	$ 3,010,412	$ 9,201,575

Stream Communications Network, Inc.
Notes to Consolidated Financial statements
September 30, 2003
(in Canadian dollars)

4. INTANGIBLE ASSETS

September 30, 2003	Cost		Accumulated amortization		Net book value	
Cable TV licences	$	94,479	$	44,878	$	49,601
Subscriber base		4,617,251		401,474		4,215,777
Goodwill		147,671		5,806		141,865
	$	4,859,401	$	452,158	$	4,407,243

December 31, 2002	Cost		Accumulated amortization		Net book value	
Cable TV licences	$	116,217	$	23,335	$	92,882
Subscriber base		5,565,072		330,465		5,234,607
Goodwill		147,671		5,806		141,865
	$	5,828,960	$	359,606	$	5,469,354

5. DEFERRED CHARGES

	September 30, 2003		December 31, 2002	
Direct and incremental costs of financing	$	2,252,887	$	1,841,855
Due diligence costs of acquisition targets		177,406		177,406
	$	2,430,293	$	2,019,261

6. LONG-TERM DEBT

	September 30, 2003		December 31, 2002	
Loan balances, current portion	$	28,531	$	108,825
Loan balances, long term portion		20,305		52,975
Total	$	48,836	$	161,800

Bank loans are secured by the fixed assets of the Company repayable monthly at a rate of $10,890 per month, until August 2003 when the payments reduce to $5,376 per month. Interest in charged at the prime rate in Poland plus ½%.

7. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Included in accounts payable and accrued liabilities is approximately $1,522,401 (December 31, 2002 - $1,637,715) owed on the acquisition of GimSat, and $1,137,611 (2002 - $616,812) owed for fees related to the cost of financing.

8. CAPITAL STOCK

(a) Authorized

150,000,000 common shares of no par value

(b) Issued	Number of Shares	Price		Share Capital	
Balance - December 31, 2002	27,666,379			$	26,110,367
Subscriptions received	-				1,136,728
Warrants exercised	200,000	$	2.85		570,000
Warrants exercised	100,000	$	2.00		200,000
Warrants exercised	1,036,770	$	1.80		1,866,186
Fair value of warrants exercised	-				1,346,404
Balance - December 31, 2002	29,003,149			$	31,229,685
Warrants exercised	702,526	$	1.80		1,264,545
Fair value of warrants exercised					486,905
Balance - September 30, 2003	29,705,675			$	32,981,135

Stream Communications Network, Inc.
Notes to Consolidated Financial statements
September 30, 2003
(in Canadian dollars)

(c) Options

In the Annual General Meeting held on April 30, 2001, the shareholders approved the creation of the "Stock Option Plan" pursuant to which the directors were authorized to issue stock options from time to time to employees, officers, consultants and directors of the Company up to 4,375,755 common shares of the Company at the time of such issue, at a minimum price allowed under the applicable securities laws.

Common share purchase options are issued to directors, officers, employees and non-employees of the company with exercise prices which approximate market values at the time the option is granted. Options granted previous to November 1, 2001 vested immediately and have a term of five years. Options granted after vest one-quarter every year with the first quarter vesting immediately and the remaining options vesting if the Company's shares are trading on an exchange and the trading price for the previous 30 days has exceeded 15% of the exercise price compounding each year to 45% in the third year. Options are normally granted for a period of five years.

Summary of directors' and employees' stock options, warrants and convertible securities outstanding:

	Shares	Weighted average exercise price $
Balance of options at December 31, 2002	4,370,000	1.88
Granted	-	-
Forfeited	-	-
Balance of options at September 30, 2003	4,370,000 $	1.88

The following table summarizes information about fixed stock options outstanding at September 30, 2003:

	Options Outstanding			Options Exercisable	
Range of exercise prices	Number outstanding at September 30, 2003	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number exercisable at September 30, 2003	Weighted average exercise price $
$1.41	114,062	0.5 $	1.41	114,062 $	1.41
1.60	3,049,938	3.1	1.60	943,985	1.60
2.62	715,000	1.3	2.62	715,000	2.62
2.65	491,000	1.7	2.65	491,000	2.65
	4,370,000	2.8 $	1.88	2,264,047 $	2.14

(d) Warrants (expiry date of December 28, 2003 was extended to December 28, 2004)

The changes in warrants were as follows:

	Number of warrants	Number of common shares permitted to be purchased	Price per share	Expiry date	Fair value of Warrants
Outstanding December 31, 2002	701,286	350,643	$2.00	28-Dec-03	$ 228,318
	300,000	150,000	1.80	28-Dec-03	103,962
	3,404,105	3,404,105	1.80	28-Dec-03	2,359,309
	125,000	125,000	2.25 USD	28-Dec-03	49,080
Total balance December 31, 2002	4,530,391	4,029,748			$ 2,740,669
Outstanding September 30, 2003	701,286	350,643	$2.00	28-Dec-04	$ 228,318
	300,000	150,000	1.80	28-Dec-04	103,962
	2,908,858	2,908,858	1.80	28-Dec-04	2,016,065
	125,000	125,000	2.25 USD	28-Dec-04	49,080
Total Balance September 30, 2003	4,035,144	3,534,501			$ 2,397,425

Stream Communications Network, Inc.
Notes to Consolidated Financial statements
September 30, 2003
(in Canadian dollars)

9. **SEGMENTED INFORMATION**

The Company operates primarily in one segment, being cable TV services and in two geographic locations, being Canada and Poland.

Geographic information

Revenues are attributed to countries based on location of customer

Revenues		For the nine months ended September 30, 2003	RESTATED - For the nine months ended September 30,
	Canada	$ -	$ -
	Poland	2,845,459	2,766,249
		$ 2,845,459	$ 2,766,249

Property, plant, equipment and intangibles		September 30, 2003	December 31, 2002
	Canada	$ 15,379	$ 24,923
	Poland	11,605,381	14,646,006
		$ 11,620,760	$ 14,670,929

10. **RESTATEMENT**

The prior nine-month period was amended and restated as a result of an accounting error in regards to intercompany sales. An intercompany billing set up in the subsidiary company and shown as revenue in the Polish subsidiary as required by Polish accounting standards, was not eliminated on consolidation. Revenue has been reduced by $261,597 for the previous nine-month period for these consolidated financial statements.

11. **OFFICERS AND DIRECTORS**

Stan Lis - President, CEO and director
Adam Wojcik, Chief Operating Officer and director
Iwona Kozak, Vice President Corporate Affairs and directors
Casey Forward, Chief Financial Officer
Jan Rynkiewicz, director
Boyce Butler, director